Mail Stop 4561

July 25, 2007

VIA USMAIL and FAX (303) 716 - 1298

Mr. Allen Dodge
Executive Vice President / Chief Financial Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401

> **Re:** **Health Grades, Inc.**
> **Form 10-K/A for the year ended 12/31/2006**
> **Filed on 4/30/2007**
> **File No. 000-22019**

Dear Mr. Allen Dodge:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief